Via Facsimile and U.S. Mail
Mail Stop 6010

February 7, 2008

Mr. Kenneth J. LeStrange
Chief Executive Officer
Endurance Specialty Holdings Ltd.
Wellesley House
90 Pitts Bay Road
Pembroke HM 08, Bermuda

Re: Endurance Specialty Holdings Ltd.
Form 10-K for the Year Ended December 31, 2006
Filed March 1, 2007
File No. 001-31599

Dear Mr. LeStrange:

We have completed our review of your Form 10-K for the year ended December 31, 2006 and have no further comment at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief